Blue Chip Investor Funds

March 17, 2025

Christina DiAngelo Fettig Senior Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F. Street, N.E. Washington, DC 20549
Re:	Blue Chip Investor Funds (the "Trust”); File Nos. 811-10571 and 333-73104

Dear Ms. Fettig:

Please find below the Trust’s responses to oral comments from the staff received on March 14, 2025 on the Trust's Annual Report to Shareholders for the period ended December 31, 2024 (the "Report") related to the Blue Chip Investor Fund (the “Fund”). For your convenience, I have summarized the staff’s comments.

1.	Comment: Form N-1A Item 27A(a)(9) notes that funds must provide a link specific enough to lead investors directly to the particular information, rather than to the home page or a section of the fund’s website. Please update in future reports to comply with the rule.

Response: The Fund will provide a link specific enough to lead investors directly to the particular information, rather than to the home page in future reports.

2.	Comment: ADI 2025-15 outlines that Summary Prospectus Rules contain requirements for linking within and between electronic documents posted online. Please update in future reports to comply with the rule.

Response: The Fund does not use the optional summary prospectus.

3.          Comment: Please confirm that the Fund is in compliance with IRS diversification rules for tax purposes.

Response: The Fund is in compliance with IRS diversification rules for tax purposes.

4.	Comment: FASB ASC 280-10-50-5 defines the "chief operating decision maker" and indicates that it may be one person or a group of persons. Note 2 of the Report notes that “Due to the significance of oversight and their role, the Advisor is deemed to be the Chief Operating Decision Maker.” How was it determined that the Advisor is deemed to be the Chief Operating Decision Maker?

Response: In future reports, the Fund will more narrowly identify the individual(s) at the Advisor who serve as the Fund’s Chief Operating Decision Maker.

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If you have any questions or additional comments, please call the undersigned at 619-588-9700.

Respectfully,

/s/Jeffrey Provence

Jeffrey Provence

Treasurer, Blue Chip Investor Funds